Exhibit 12.1

NorthWestern Corporstion
Computation of Ratio of Consolidated Earnings to Consolidated Fixed Charges

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands, except ratios)
Earnings
Income before income taxes	$88,724	$107,822	$85,579	$63,413	$100,057
Add: Fixed charges as below	68,368	64,639	63,280	66,327	71,636
Total	157,092	172,461	148,859	129,740	171,693

Fixed Charges:
Interest charges	$67,760	$63,952	$56,942	$56,016	$61,295
Interest on rent expense	608	687	6,338	10,311	10,341
Total	68,368	64,639	63,280	66,327	71,636

Ratio of earnings to fixed charges	2.30	2.67	2.35	1.96	2.40